Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Reports SECOND Quarter

Results for Fiscal Year 2013

TORONTO, ONTARIO - January 14, 2013 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three and six months ended November 30, 2012.

Recent Highlights Include:

•	Announced the co-development of novel oncology product IL-17E with Cancer Research UK, which will undertake extensive preclinical studies, including non-clinical toxicology studies, led by a team of experts to further investigate the mechanism by which IL-17E destroys cancer cells and to further develop the drug for use in treating cancer patients.
•	Subsequent to the quarter end, announced that the Phase I clinical study of LOR-253 had successfully escalated to the target dose level based on predicted and observed clinical effects without limitation by toxicity. The success of this study allows Lorus to initiate a biomarker clinical investigation to further explore the effects of the drug at relevant doses determined in the clinical trial. The Phase I trial enrolled 27 patients in escalating doses that had advanced or metastatic solid tumors that were unresponsive to conventional therapy or for which no effective therapy is available.
•	Presented new data to support the development of IL-17E at the 2012 American Association for Cancer Research Tumor Immunology Conference. The studies show that IL-17E significantly inhibits the growth of colon and melanoma cancers in animal models, with no apparent signs of toxicity.
•	Signed a collaboration agreement with Brock University for the development of novel anticancer drugs based on chemical derivatives of the natural compound pancratistatin. Under the collaboration, Lorus will test the anticancer activity and drug-like properties of pancratistatin derivatives synthesized at Brock University.

“We continue a successful fiscal 2013 with positive partnership and clinical news during the second quarter, and we look forward to further positive news from our pipeline and on the partnership front in the second half of the year.” said Dr. Aiping Young, President and CEO of Lorus

FINANCIAL RESULTS

Net loss for the three months ended November 30, 2012 was $1.6 million ($0.04 per share) compared to $1.5 million ($0.07 per share) in the same period in the prior year. The Company incurred a net loss of $2.9 million ($0.07 per share) for the six months ended November 30, 2012 compared to $2.6 million ($0.13 per share) during the same period in the prior year.

In the three month period research and development expenditures increased by $262 thousand due to the manufacture of additional quantities of LOR-253, increased clinical costs associated with the LOR-253 Phase I clinical trial as well as spending on our IL-17E program initiated in the current year. The increase in research and development expenditures is offset by a decrease in general and administrative expenses of $97 thousand due to reduced stock based compensation costs offset by higher legal costs associated with licensing activities.

In the six month period research and development expenditures increased by $330 thousand, again attributed to the manufacture of additional quantities of LOR-253, increased clinical costs associated with the LOR-253 Phase I clinical trial as well as spending on our IL-17E program initiated in the current year offset by lower stock based compensation costs. General and administrative expenses remained consistent year over year in the six months ended November 30, 2012 as increased legal costs associated with licensing activities were offset by lower stock based compensation charges.

Operating activities in the three-month period ended November 30, 2012 utilized cash of $1.3 million, compared with $813 thousand during the same period of the prior year. For the six months ended November 30, 2012 Lorus utilized cash of $2.9 million compared with $1.9 million in the same period last year. The increase in cash utilized is due to increased research and development activities as well as cash used to reduce accounts payable and accrual balances.

At November 30, 2012 Lorus had cash and cash equivalents of $2.8 million compared to $320 thousand at May 31, 2012.

Research and Development

Research and development expenses totaled $910 thousand in the three-month period ended November 30, 2012 compared to $648 thousand during the same period in the prior year and totaled $1.6 million in the six month period ended November 30, 2012 as compared to $1.2 million in the same period in the prior year. Research and development expenses consisted of the following:

	Three months ended		Six months ended
	November 30		November 30
(in 000’s of Canadian dollars)	2012	2011	2012	2011

Stock based compensation	$57	$95	84	121
Depreciation of equipment	8	8	16	17
Program costs	845	545	1,467	1,099
	$910	648	1,567	1,237

Program costs by program:

	Three months ended		Six months ended
(in 000’s of Canadian dollars)	Nov 30, 2012	Nov 30, 2011	Nov 30, 2012	Nov 30, 2011

Small molecules	$742	$545	$1,262	$1,099
Immunotherapy	103	—	205	—
Total	$845	$545	$1,467	$1,099

The increase in research and development costs during the three months ended November 30, 2012 is primarily the result of increased activity on the LOR-253 program as the manufacturing of additional drug is underway and as the ongoing Phase I clinical trial approaches completion. In addition during the current fiscal year Lorus initiated development on the IL-17E program and costs associated with this program will escalate in the latter half of the fiscal year as Lorus initiates the manufacturing program to support Cancer Research UK development. Finally, during the three months ended November 30, 2012 research efforts have escalated on the preclinical compound LOR-500.

The increase in research and development costs for the six months ended November 30, 2012 again is due to the manufacturing of additional quantities of LOR-253 and increased activity in the Phase I clinical trial which completed the dose escalation part of the Phase I study in January 2013 as well as the initiation of activities to support the IL-17E program.

General and Administrative

General and administrative expenses totaled $714 thousand in the three-month period ended November 30, 2012 compared to $811 thousand in same period in the prior year. For the six month period ended November 30, 2012, general and administrative expenses were $1.3 million compared with $1.3 million in the same period in the prior year.

Components of general and administrative expenses:

	Three months ended		Six months ended
	November 30		November 30
(in 000’s of Canadian dollars)	2012	2011	2012	2011

Stock based compensation	83	274	156	327
Depreciation of equipment	1	2	3	5
General and administrative excluding salaries	491	367	829	655
Salaries	139	168	333	358
	714	811	1,321	1,345

Stock based compensation expense was lower in the three and six month periods ended November 30, 2012 compared with the same periods in the prior year due to certain one time grants in the prior year and the cancellation of certain outstanding options in the comparative periods in 2011 (resulting in the acceleration of expense) which increased stock based compensation charges.

General and administrative expenses excluding salaries were higher in both the three and six months ended November 30, 2012 compared with the prior year due primarily to increased legal fees associated with licensing activities. Salary charges in the three months ended November 30, 2012 were lower than the prior year due to a reduction in the Deferred Share Unit liability (marked to market) as well as a lower headcount. During the six month period ended November 30, 2012 salary costs were lower than the prior year due to a reduced headcount.

Management has forecasted that the Corporation’s current level of cash and cash equivalents is not sufficient to execute its current planned expenditures for the next twelve months without further investment. The Corporation is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Corporation.

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss - Unaudited
(amounts in 000's except for per common share data)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(Canadian dollars)	Nov. 30, 2012	Nov. 30. 2011	Nov. 30, 2012	Nov. 30. 2011
REVENUE	$—	$—	$—	$—

EXPENSES
Research and development	910	648	1,567	1,237
General and administrative	714	811	1,321	1,345
Operating expenses	1,624	1,459	2,888	2,582
Finance expense	—	—	6	—
Finance income	(11)	(2)	(17)	(4)
Net financing expense (income)	(11)	(2)	(11)	(4)
Net loss and total comprehensive loss for the period	1,613	1,457	2,877	2,578
Basic and diluted loss per common share	$0.04	$0.07	$0.07	$0.13
Weighted average number of common shares outstanding used in the calculation of
Basic and Diluted loss per common share	42,251	21,169	42,251	19,341

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find future financing, the establishment of corporate alliances, the ability to achieve further positive advances in the pipeline, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward-looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Lorus Therapeutics Inc.

Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372

ewilliams@lorusthera.com

The Trout Group

Lee M. Stern

646-378-2922